Exhibit (a)(5)(i)

Seaspan Corporation Unit 2, 7th Floor, Bupa Centre 141 Connaught Road West Hong Kong, China

c/o 2600 – 200 Granville Street Vancouver, BC Canada V6C 1S4 Tel: 604-638-2575 Fax: 604-648-9782 www.seaspancorp.com

FOR IMMEDIATE RELEASE

SEASPAN LAUNCHES TENDER OFFER TO PURCHASE

UP TO 10 MILLION OF ITS CLASS A COMMON SHARES

HONG KONG, CHINA, December 13, 2011 – Seaspan Corporation (NYSE: SSW) (“Seaspan”) announced today the commencement of a tender offer to purchase up to 10,000,000 of its Class A common shares at a price of $15.00 per share, representing a 43.5% premium to the December 12, 2011 closing price of $10.45 per share for Seaspan’s shares on the New York Stock Exchange. The tender offer is expected to expire at 12:00 midnight, New York City time, on Wednesday, January 11, 2012, unless extended. In accordance with the rules of the Securities and Exchange Commission, Seaspan may increase the number of shares accepted in the offer by no more than two percent of the outstanding shares without amending or extending the tender offer.

Gerry Wang, Chief Executive Officer, Co-Chairman, and Co-Founder of Seaspan, commented, “We are pleased to announce this tender offer, which reflects our confidence in the Company’s future prospects and we believe is an efficient way of returning capital to shareholders and increasing long-term shareholder value.”

Seaspan’s directors and executive officers have advised Seaspan that they do not intend to tender their shares in the tender offer.

The tender offer is not conditioned upon any minimum number of shares being tendered, but will be subject to other conditions that are described in the offer to purchase. Seaspan intends to fund share purchases in the tender offer with cash on hand.

Citigroup will serve as dealer manager for the tender offer. The information agent for the tender offer is Georgeson Inc., and the depositary is American Stock Transfer & Trust Company, LLC. The offer to purchase, the letter of transmittal and the related materials are being mailed to Seaspan shareholders. Shareholders who have questions or would like additional copies of the tender offer documents may call the information agent at (866) 821-0284. Banks and brokers may call (212) 440-9800.

While Seaspan’s board of directors has approved the making of the tender offer, none of Seaspan, its board of directors, the dealer manager, the depositary or the information agent makes any recommendation to any shareholder as to whether to tender or refrain from tendering any shares. Seaspan has not authorized any person to make any such recommendation. Shareholders must decide whether to tender their shares and, if so, how many shares to tender. In doing so, shareholders should carefully evaluate all of the information in the offer to purchase, the letter of transmittal and the related materials before making any decision with respect to the tender offer and should consult their own financial and tax advisors.

About Seaspan

Seaspan is a leading independent charter owner of containerships, which it charters primarily pursuant to long-term fixed-rate time charters to major container liner companies. Seaspan’s contracted fleet of 72 containerships consists of 65 containerships in operation and seven containerships scheduled for delivery through 2014. Seaspan’s operating fleet of 65 vessels has an average age of approximately five years and an average remaining charter period of approximately seven years. All of the seven vessels to be delivered to Seaspan are already committed to fixed-rate time charters between 10 and 12 years in duration from delivery. Seaspan’s customer base consists of nine of the world’s largest liner companies, including China Shipping Container Lines (Asia) Co., Ltd., Compania Sud Americana de Vapores S.A., COSCO Container Lines Co., Ltd., Hanjin Shipping Co., Ltd., Hapag-Lloyd USA, LLC, Kawasaki Kisen Kaisha Ltd., MSC Mediterranean Shipping Company S.A., Mitsui O.S.K. Lines, Ltd., and United Arab Shipping Company (S.A.G.).

Seaspan’s common shares are listed on The New York Stock Exchange under the symbol “SSW”.

Seaspan’s Series C Preferred Shares are listed on The New York Stock Exchange under the symbol “SSW PR C”.

Tender Offer Statement

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell, any shares of Seaspan Class A common shares. The full details of the tender offer, including complete instructions on how to tender shares, are included in the offer to purchase, the letter of transmittal and related materials, which are being mailed to shareholders. Shareholders should read carefully the offer to purchase, the letter of transmittal and other related materials because they contain important information. Shareholders may obtain free copies of the offer to purchase and other related materials at the Security and Exchange Commission’s website at www.sec.gov. In addition, shareholders also may obtain a copy of these documents, free of charge, by calling Georgeson Inc., Seaspan’s information agent for the tender offer, at (866) 821-0284. Shareholders are urged to read these materials carefully prior to making any decision with respect to the offer.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management’s current views with respect to certain future events and performance, including, in particular, statements regarding: the results of the tender offer, future operating results; expansion of Seaspan’s business; future dividends; vessel deliveries; vessel financing arrangements and Seaspan’s capital requirements. Although these statements are based upon assumptions Seaspan believes to be reasonable, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: the availability to Seaspan of containership acquisition opportunities; the availability and cost to Seaspan of financing to pursue growth opportunities; completion of the pending acquisition by Seaspan of its manager, Seaspan Management Services Limited; chartering rates; conditions in the containership market; increased operating expenses; the number of off-hire days; dry-docking requirements; Seaspan’s ability to borrow funds under its credit facilities and to obtain additional financing in the future; Seaspan’s future cash flows and its ability to make dividend and other payments; the time that it may take to construct new ships; Seaspan’s continued ability to enter into primarily long-term, fixed-rate time charters with customers; changes in governmental rules and regulations or actions taken by regulatory authorities; the financial condition of shipyards, charterers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with Seaspan; the potential for early termination of long-term contracts and Seaspan’s potential inability to renew or replace long-term contracts; conditions in the public equity markets; and other factors detailed from time to time in Seaspan’s periodic reports and filings with the Securities and Exchange Commission, including Seaspan’s Report on Form 20-F for the year ended December 31, 2010. Seaspan expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in Seaspan’s views or expectations, or otherwise.

For Investor Relations Inquiries:

Mr. Sai W. Chu

Chief Financial Officer

Seaspan Corporation

Tel. 604-638-2575

For Media Inquiries:

Mr. Leon Berman

The IGB Group

Tel. 212-477-8438

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